Exhibit 99.1

NEW GOLD APPOINTS RICHARD O'BRIEN CHAIR OF THE BOARD

TORONTO, July 31, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce that Richard O'Brien has been appointed as Chair of the Board effective August 1, 2024. Mr. O'Brien was appointed to the Board of Directors on March 25, 2024, where it was announced that he was expected to transition into the Chair role. As previously disclosed, Ian Pearce will retire from the Board of Directors effective August 1, 2024.

"On behalf of the Board and New Gold, I would like to express my gratitude to Ian not only for his eight years of dedication and commitment to the Board of Directors, but also for his assistance during this transition period over the last four months," said Richard O'Brien, Chair of the Board. "New Gold is well positioned to take advantage of this significant free cash flow period, as we pursue our goal of being a miner of choice, and a leading intermediate gold producer."

"I would like to thank Ian for his tremendous support and guidance during my tenure as CEO at New Gold," said Patrick Godin, President & CEO. "We are grateful for the wealth of experience and dedication he brought to the Board and this will help serve as the foundation for the Company's future success."

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: successfully taking advantage of the anticipated free cash flow period; and expectations regarding the future success of the Company.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 31-JUL-24